VIA ELECTRONIC SUBMISSION

September 10, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The First Marblehead Corporation
Commission File No. 001-31825
Annual Report on Form 10-K

Ladies and Gentlemen:

On behalf of The First Marblehead Corporation (the “Company”), transmitted herewith for filing under the reporting requirements of the Securities Exchange Act of 1934, as amended, is the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2014, complete with exhibits.

The Company’s financial statements filed as part of the Form 10-K do not reflect a change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices.

Please call the undersigned if you have any questions regarding this matter.

Very truly yours,

/s/ Suzanne Murray

Suzanne Murray

General Counsel

Attachments

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